UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: March 12, 2008

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐           Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual and Special Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of February 29, 2008. The Information Circular was provided to shareholders in connection with the Company’s annual meeting to be held on April 11, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: March 12, 2008	By:	/s/ Jeremy Black
Jeremy Black
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at the River Rock Conference Centre, 8811 River Road, Richmond, British Columbia, V6X 3P8, on Friday, April 11, 2008 at 11:00 a.m. (Vancouver time), for the following purposes:
(1)	to receive the financial statements of the Company for the financial year ended December 31, 2007 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

(4)	to consider and, if deemed advisable, to pass a special resolution approving an amendment to the articles of amalgamation of the Company to subdivide the Company’s issued and outstanding common shares on a three-for-one (3 for 1) basis, the full text of which resolution is set out in Schedule “A” in the accompanying Information Circular; and

(5)	to transact such other business as may properly be brought before the Meeting.
     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
     The directors of the Company have fixed the close of business on February 29, 2008 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of February 29, 2008 will be entitled to vote, in person or by proxy, at the Meeting.
     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
     DATED at Vancouver, British Columbia, as of this 12th day of March, 2008.
By Order of the Board of Directors
/s/  Jeremy Black
Jeremy Black
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of February 19, 2008.
Solicitation of Proxies
This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting to be held on April 11, 2008 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING
PROPOSAL 1: Election of Directors
     Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the board of directors (the “Board”) is authorized to determine the actual number of directors within that range to be elected from time to time. The Company currently has seven (7) directors. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders of the Company unless he or she sooner ceases to hold office. The Articles of the Company also provide that the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting.
     Two of the current directors, Mr. Charles Edward Croft and Mr. Clifford Russell Cmolik, have informed the Company that they will retire and not stand for re-election at the upcoming Meeting. As part of the on-going succession planning efforts of the Company, the Company has engaged in discussions with various potential director candidates to assess whether they will be suitable candidates for nomination or addition to the Board. The current Board considers that the appropriate size of the Board for the Company is six to eight members. With the retirement of Messrs. Croft and Cmolik at the upcoming Meeting, the Board of the Company has determined that the number of directors to be elected at the Meeting shall be six (6). The Company intends to add at least one additional director to the Board between the Meeting and the 2009 annual meeting of shareholders if and when suitable candidates with appropriate skills and experience are available.
     The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

Number of Common
Shares Beneficially
Name and		Principal Occupation or	Previous Service as a	Owned, Controlled
Municipality of Residence	Position with the Company	Employment (1)	Director	or Directed (1)(2)
Peter James Blake	Chief Executive Officer	Chief Executive	Director since	44,250
Vancouver, B.C., Canada	and a Director	Officer of the Company (3)	December 12, 1997
Age: 46

Beverley Anne Briscoe	Director;	Owner and President, Briscoe	Director since	3,300
Vancouver, B.C., Canada	Chair of Audit Committee	Management Ltd. (4)	October 29, 2004
Age: 53	Member of Nominating and
Corporate Governance
Committee
Independent

Robert Waugh Murdoch	Director;	Businessman (5)	Director since	2,200 (8)
Salt Spring Island, B.C.,	Member of Compensation		February 20, 2006
Canada	Committee
Age: 66	Independent

Eric Patel	Director;	Chief Financial Officer, Paget	Director since	4,250
Vancouver, B.C., Canada	Chair of Nominating and	Resources Corporation, a private	April 14, 2004
Age: 51	Corporate Governance	mining company
	Committee	Business Consultant (6)
Member of Audit Committee
Independent

Edward Baltazar Pitoniak	Director;	President and Chief Executive	Director since	480
West Vancouver, B.C., Canada	Member of Audit Committee	Officer of bcIMC Hospitality	July 28, 2006
Age: 52	Member of Compensation	Group, a hotel property and brand
	Committee	ownership entity
Independent

Christopher Zimmerman	Nominee	President and Chief Executive	N/A	Nil
Vancouver, B.C., Canada		Officer of Canucks Sports and
Age:48		Entertainment, a sports
entertainment company in
Vancouver, British Columbia (7)

(1)	This information has been provided by the respective nominee as of March 3, 2008.

(2)	The number of Common Shares held includes Common Shares beneficially owned, directly or indirectly (other than stock options), or over which control or direction is exercised by the proposed nominee. See the table below for disclosure of stock option information.

(3)	Mr. Blake is also a director of Accruit, LLC, a private entity engaged in like-kind exchange services.

(4)	Ms. Briscoe is also a director, the chair of the audit committee and a member of the governance and nominating committee of Goldcorp Inc. (a public gold and precious metal company); a director, the chair of the audit committee and a member of the governance and nominating committee of Spectra Energy Income Fund (a public income fund with interests and investments in natural gas processing entities); and a director and audit committee member of BC Railway Group of Companies (provincial crown corporations). Ms. Briscoe is also the chair and a director of Boys and Girls Clubs of Greater Vancouver and a director of Forum of Women Entrepreneurs and Coast Opportunities Funds, all being non-profit organizations.

(5)	Mr. Murdoch is a director of Lallemand Inc, a private company specializing in the development, production and marketing of yeasts and bacteria products, and a director and a member of the governance and human resources committee of Timberwest Forest Corp., a public forestry company.

(6)	Mr. Patel is also a member of the advisory board of 1-800 GOT JUNK, a private company engaged in waste disposal services, and Bluetide Management Corp., a private software development company.

(7)	Mr. Zimmerman has extensive experience in sales, marketing, research, design and development, and operations. Before joining Canucks Sports and Entertainment, Mr. Zimmerman was the President and Chief Executive Officer of Nike Bauer Inc., a hockey equipment company. Prior to this appointment in March 2003, Mr. Zimmerman was General Manager of Nike Golf USA, in Beaverton, Oregon. He joined Nike Golf in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York, where he directed the advertising development for brands such as Tide, Wendy’s, Champion Sportswear, Finesse Shampoo, Kenner Toys, and LifeSavers Candy. Mr. Zimmerman has a Bachelor of Arts in Economics and Mass Communication from the University of Vermont and an MBA from Babson College.

(8)	In addition to the shares directly owned by Mr. Murdoch, Mrs. Nadya Murdoch, spouse of Mr. Murdoch, also owns 700 Common Shares.

     The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees who the Board, in its discretion, may select.
     In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, several directors of the Company, two of whom are retiring at the Meeting, held the stock options set out in the following table as of as of March 3, 2008. All of the options granted to and held by non-employee directors vested at the grant date and have an expiry date ten years from the date of grant. Apart from Messrs. Cmolik and Croft, the other non-employee directors have not been granted stock options since their appointment. The Company ceased granting options to non-employee directors in 2004, and will not grant them in the future, in accordance with its Policy Regarding the Granting of Equity-Based Compensation Awards. The options granted to Mr. Blake, the CEO of the Company, vested one year from their respective grant dates and have expiry dates of ten years from each respective grant date, subject to early termination, as set out in the relevant option agreement.

			Number of	Exercise	Total	Total
Nominee	Grant Date	Expiry Date	Options Granted	Price (U.S.$)	Exercised	Unexercised
Peter Blake	March 1, 2007	March 1, 2017	17,000	$56.01	—	17,000
	Jan. 24, 2006	Jan. 24, 2016	24,000	$44.09	—	24,000
	Jan. 25, 2005	Jan. 25, 2015	20,800	$32.41	—	20,800
	Feb. 13, 2004	Feb. 13, 2014	22,400	$26.46	10,400	12,000

			84,200		10,400	73,800

Russell Cmolik	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000

			16,000		—	16,000

Charles Croft	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000
	Feb. 11, 2002	Feb. 11, 2012	6,000	$13.05	—	6,000

			22,000		—	22,000

     Mr. Charles Edward Croft is currently the Chairman of the Board and is an independent director and therefore, the Company’s Board has not appointed a Lead Director. With the planned retirement of Mr. Croft at the upcoming Meeting, the Board proposes to appoint Mr. Robert Waugh Murdoch, also an independent director, as the Chairman of the Board, subject to his re-election to the Board at the Meeting. Any shareholder wishing to contact the Chairman of the Board may do so by phoning 604-233-6153 or by sending an email to LeadDirector@rbauction.com.
     Additional disclosure relating to the Company’s Audit Committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.
Board and Committee Attendance
     The following tables present information about Board of Directors and Committee meetings and attendance by directors at such meetings for the year ended December 31, 2007. The overall 2007 attendance record by directors at Board and Committee meetings was 97%.

     Board and Committee Meetings Held

Number of Meetings
Board of Directors	9
Audit Committee	5
Compensation Committee	4
Nominating and Corporate Governance Committee	6
     Summary of Attendance of Directors

			Compensation	Nominating &
		Audit Committee	Committee	Corporate Governance
Director	Board Meetings	Meetings	Meetings (1)	Committee Meetings
Charles Croft	8 of 9 (Chair)	N/A	3 of 3	6 of 6
Peter Blake	9 of 9	N/A	N/A	N/A
C. Russell Cmolik	9 of 9	N/A	3 of 4 (Chair)	N/A
Eric Patel	9 of 9	5 of 5	N/A	6 of 6 (Chair)
Beverley Briscoe	9 of 9	5 of 5 (Chair)	N/A	6 of 6
Robert Murdoch	8 of 9	N/A	4 of 4	N/A
Edward Pitoniak	8 of 9	5 of 5	1 of 1	N/A

(1)	Mr. Cmolik became Chair of the Compensation Committee effective April 13, 2007, prior to which Mr. Croft had been Chair. Mr. Pitoniak was appointed to the Compensation Committee effective April 13, 2007.
Compensation of Directors
     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company received the following compensation in 2007:

Amount of Fee
Description of Fee	(U.S.$)
Annual fee for Board Chairman	$150,000
Annual fee for Board Membership	$60,000
Annual fee for Committee chairmanship (excluding Audit Committee)	$10,000
Annual fee for Audit Committee chairmanship	$15,000
Meeting fee (per minuted meeting in excess of two hours)	$1,000 (1)

(1)	Directors who travel more than four hours to attend a board or committee meeting receive an additional U.S.$1,000
     Each director is required to use at least U.S.$25,000 of their annual fee each year to purchase Common Shares through the NYSE or the TSX in compliance with the Company’s Policy Regarding Securities Trades by Personnel.
     The total fees paid by the Company to the Board in 2007 were U.S.$549,000. Employee directors do not receive additional compensation for their participation in Board or committee activities. Compensation by director for the year ended December 31, 2007 was as follows (all amounts in U.S. dollars):

Director	Board Fees	Committee Fees	Meeting Fees	Total Fees
Charles Croft	$150,000	$2,700	$7,000	$159,700
Peter Blake	Nil	Nil	Nil	Nil
C. Russell Cmolik	60,000	7,300	9,000	76,300
Eric Patel	60,000	10,000	10,000	80,000
Beverley Briscoe.	60,000	15,000	10,000	85,000
Robert Murdoch	60,000	—	16,000	76,000
Edward Pitoniak	60,000	—	12,000	72,000

Total	$450,000	$35,000	$64,000	$549,000

     There were no other arrangements under which non-employee directors were compensated during 2007. No non-employee directors earned any compensation during 2007 for consultancy or other services provided to the Company. No options were granted to non-employee directors in 2007.

     For additional disclosure in relation to Board of Directors and Corporate Governance, please refer to the section “Report on Corporate Governance” on page 14.
PROPOSAL 2: Appointment of Auditors
     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ending December 31, 2008 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.
     In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2007, the Company retained KPMG LLP to provide various non-audit services in 2007. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. The aggregate fees billed for professional services by KPMG LLP and its affiliates during fiscal 2007 and 2006 were as follows:

	Fiscal 2007	Fiscal 2006
Audit Fees	$1,307,000	$1,143,000
Audit-Related Fees	98,000	248,000
Tax Fees	806,000	575,000
All Other Fees	—	—

Total Fees	$2,211,000	$1,966,,000

     The nature of each category of fees is as follows:
Audit Fees:
     Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees:
     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.
Tax Fees:
     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
     The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

PROPOSAL 3: Subdivision of Common Shares
     The Board of Directors of the Company has recommended a proposed subdivision of the issued and outstanding Common Shares of the Company on a three-for-one basis (the “Stock Split”). The Stock Split will result in each shareholder of the Company receiving two additional Common Shares of the Company for each existing Common Share held as of the effective date of the Stock Split. If approved at the Meeting, the Company currently intends that the Stock Split will be effective at the close of business on April 24, 2008 (the “Stock Split Record Date”) and the Stock Split will be completed by the “push out” method. In other words, shareholders of record on the Stock Split Record Date will retain the share certificates representing Common Shares they currently hold and the Company, through its transfer agent, will issue and mail to such registered shareholder on the Stock Split Record Date share certificates representing the additional Common Shares to which such registered shareholder will be entitled to by reason of the Stock Split.
     The Board of Directors believes that the Stock Split is in the best interests of the Company and the shareholders in part because the resulting reduction in the trading price per Common Share will make it less expensive for non-institutional shareholders to purchase a board lot of the Company’s Common Shares, resulting in a broader range of share ownership for the Company.
     In order to effect the Stock Split, the special resolution, the full text of which is set out in Schedule “A” attached hereto (the “Stock Split Resolution”), approving the amendment to the Articles of Amalgamation of the Company by subdividing each issued and outstanding Common Share into three, must be passed by not less than two-thirds of the votes cast by shareholders in respect of that resolution, either in person or proxy at the Meeting.
     As provided in the Stock Split Resolution, the Board of Directors may in its sole discretion and without further approval of the shareholders, elect not to act on or carry out the Stock Split. In addition, the subdivision will not be effected without the approval of the Toronto Stock Exchange and the New York Stock Exchange.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
     Other than as set out herein, to the Company’s knowledge, no “informed person” (as defined under Multilateral Instrument 51-102) of the Company, any proposed director of the Company or any associate or affiliate of such persons, has had or has any material interest, direct or indirect, in any transaction since January 1, 2007 or in any proposed transaction which, in either case, has materially affected or is expected to materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY
EXECUTIVE COMPENSATION
Compensation
     The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”).
Summary Compensation Table
(all amounts in U.S. dollars)

					Long-Term Compensation Awards
					Awards		Payouts
						Share or
					Securities	Share Units
		Annual Compensation			Under	Subject to
				Other Annual	Options	Resale	LTIP	All Other
		Salary	Bonus (2)	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position (1)	Year	($)	($)	($)	(#)	(#)	($)	($)
Peter J. Blake	2007	422,800	545,000	9,657	17,000	Nil	Nil	Nil
Chief Executive Officer	2006	350,000	505,000	8,070	24,000	Nil	Nil	Nil
	2005	280,000	487,700	6,936	20,800	Nil	Nil	Nil

Robert S. Armstrong (3)	2007	235,900	325,000	11,313	4,300	Nil	Nil	Nil
Chief Financial Officer	2006	190,000	320,000	11,572	5,000	Nil	Nil	Nil
and Chief Operating	2005	175,000	335,000	11,464	3,700	Nil	Nil	Nil
Officer

Guylain Turgeon (4)	2007	328,500	357,000	77,663	7,900	Nil	Nil	Nil
Senior Vice-President,	2006	256,000	364,000	88,518	11,200	Nil	Nil	Nil
Managing Director –	2005	240,750	394,000	94,138	6,400	Nil	Nil	Nil
Europe, Middle East and Asia

Randall J. Wall (5)	2007	317,000	402,000	11,535	11,300	Nil	Nil	Nil
Acting Chief Information	2006	275,000	407,000	9,420	16,000	Nil	Nil	Nil
Officer	2005	250,000	440,000	5,791	18,800	Nil	Nil	Nil

Robert K. Mackay (6)	2007	317,000	402,000	12,226	11,300	Nil	Nil	Nil
President	2006	275,000	407,000	11,096	16,000	Nil	Nil	Nil
	2005	240,000	450,000	11,732	18,800	Nil	Nil	Nil

(1)	All Named Executive Officers are employed by wholly-owned subsidiaries of the Company.

(2)	All bonuses were earned by the Named Executive Officers in the fiscal year noted but were paid subsequent to the end of the applicable year. Bonus amounts include $100,000 paid to each Named Executive Officer for each of the three years presented in accordance with the Company’s Executive Long Term Incentive Plan adopted in 2004 (please see discussion below under “Executive Long Term Incentive Plan”). The additional amount was used to purchase Common Shares in the open market and those shares are held by a trustee on behalf of the Named Executive Officer, only to be released pursuant to the terms of the Plan.

(3)	Robert Armstrong was appointed Chief Financial Officer and Chief Operating Officer effective January 1, 2008, having served previously as the Company’s Vice-President Finance, Chief Financial Officer and Corporate Secretary.

(4)	Guylain Turgeon was appointed Senior Vice-President, Managing Director – Europe, Middle East and Asia effective January 1, 2008, having served previously as the Company’s Senior Vice-President, Managing Director — European Operations.

(5)	Randall Wall resigned from the position of President – Canada, Europe and Middle East effective January 1, 2008.

(6)	Robert K. Mackay was appointed President effective January 1, 2008, having previously held the position President — USA, Asia and Australia.

Stock Options Granted in the 2007 Financial Year

				Market Value of
				Securities
		% of Total Options		Underlying Options
		Granted to	Exercise Price	on the Date
	Securities Under	Employees in 2007	(U.S.$	of Grant
Name	Options Granted	Financial Year	per share)	(U.S.$ per share)	Expiration Date
Peter J. Blake	17,000	10.4%	56.01	56.01	March 1, 2017
Robert S. Armstrong	4,300	2.6%	56.01	56.01	March 1, 2017
Guylain Turgeon	7,900	4.8%	56.01	56.01	March 1, 2017
Randall J. Wall	11,300	6.9%	56.01	56.01	March 1, 2017
Robert K. Mackay	11,300	6.9%	56.01	56.01	March 1, 2017
     The options granted to the Named Executive Officers during the last three financial years had the following fair values at the date of grant:

				Grant Date Fair
				Market Value of	Aggregate Grant Date
		Securities Under		Options (U.S.$ per	Fair Market Value of
Name	Year	Options Granted	Vesting Date	share) [1]	Options (U.S.$)
Peter J. Blake	2007	17,000	March 1, 2008	13.29	225,930
	2006	24,000	January 24, 2007	9.86	236,640
	2005	20,800	January 25, 2006	6.98	145,184

Robert S. Armstrong	2007	4,300	March 1, 2008	13.29	57,147
	2006	5,000	January 24, 2007	9.86	49,300
	2005	3,700	January 25, 2006	6.98	25,826

Guylain Turgeon	2007	7,900	March 1, 2008	13.29	104,991
	2006	11,200	January 24, 2007	9.86	110,432
	2005	6,400	January 25, 2006	6.98	44,672

Randall J. Wall	2007	11,300	March 1, 2008	13.29	150,177
	2006	16,000	January 24, 2007	9.86	157,760
	2005	18,800	January 25, 2006	6.98	131,224

Robert K. Mackay	2007	11,300	March 1, 2008	13.29	150,177
	2006	16,000	January 24, 2007	9.86	157,760
	2005	18,800	January 25, 2006	6.98	131,224

(1)	The grant date fair market value of options was determined using the Black-Scholes option pricing model with the assumptions detailed in the Company’s consolidated financial statements for the year ended December 31, 2007
Aggregate Option Exercises during 2007 Financial Year and Option Value at December 31, 2007

Value of Unexercised
In-The-Money Options
	Securities	Aggregate Value	Unexercised Options	at December 31, 2007
	Acquired	Realized	at December 31, 2007	(in U.S. dollars)
Name	on Exercise	(in U.S. dollars)	(Exercisable/Unexercisable)	(Exercisable/Unexercisable)(1)
Peter J. Blake	25,000	$991,633	56,800/17,000	$2,539,632/$421,430
Robert S. Armstrong	—	—	26,600/4,300	$1,515,491/$106,597
Guylain Turgeon	—	—	48,700/7,900	$2,684,781/$195,841
Randall J. Wall	—	—	65,200/11,300	$3,258,378/$280,127
Robert K. Mackay	22,400	$716,167	34,800/11,300	$1,497,092/$280,127

(1)	The closing price of the Common Shares on the NYSE on December 31, 2007 (the last trading day of the year) was U.S.$80.80.

Stock Option Plan
     The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The Company obtained shareholder and applicable regulatory approval to amend and restate the stock option plan in April 2007 (the amended and restated plan shall be referred to hereunder as the “stock option plan”).
     As of the date of the Information Circular, the maximum number of Common Shares reserved for issuance from the effective date of the amendment and restatement of the stock option plan is 3,400,000 Common Shares (being 10% of total issued and outstanding shares at the date of this Information Circular), of which 153,590 Common Shares (being less than 1% of total issued and outstanding shares) have been issued, 800,258 Common Shares are reserved for issuance upon exercise of options that have been granted (2% of total issued and outstanding shares) and 2,446,152 Common Shares (7% of total issued and outstanding shares) remain available for future options to be granted. Prior to the amendment and restatement of the stock option plan, 1,286,468 Common Shares had been issued upon exercises of options.
     Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date. Under the stock option plan, the maximum number of Common Shares issued and reserved for issuance to non-employee directors of the Company upon exercise of options must not exceed 0.3% of the issued and outstanding Common Shares. The number of Common Shares issued to “Insiders” under the stock option plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares and the number of Common Shares issuable to Insiders at any time cannot exceed 10% of the issued and outstanding Common Shares.
     Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee. Most of the options granted under the stock option plan are subject to vesting one year from the grant date. The term of the options is generally 10 years from the date of grant and all options are not transferable. Unless otherwise determined by the Compensation Committee, the outstanding options will remain exercisable until the earliest of:
(a)	10 years from the date of grant;

(b)	30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company;

(c)	180 days from the date of death if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (ii) above; or,

(d)	immediately upon termination if the termination of employment is with cause.
The stock option plan has provisions that take into account the Company’s policy with respect to making grants only during specific trading windows and if the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the expiry of such period.
     The stock option plan also provides that the Compensation Committee has the right to suspend, amend or terminate the stock option plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:
(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	to change the eligibility for and limitations on participation in the stock option plan (other than participation by non-employee directors in the stock option plan);

(c)	to make any addition to, deletion from or alteration of the provisions of the stock option plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(d)	to make any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the stock option plan; and

(e)	to change the provisions relating to the administration of the stock option plan or the manner of exercise of the options, including:

i.	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the stock option plan; and

ii.	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the stock option plan for issuance).
However, the following amendments to stock option plan can only be made with shareholder approval:
(a)	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the stock option plan;

(b)	any reduction in exercise price or cancellation and reissue of options;

(c)	any amendment that extends the term of an option beyond the original expiry date;

(d)	any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-employee directors on a discretionary basis, if at any time, the stock option plan is further amended to exclude participation by non-employee directors;

(e)	any amendment that increases limits previously imposed on non-employee director participation;

(f)	any amendment that would permit equity based awards granted under the stock option plan to be transferable or assignable other than for normal estate settlement purposes;

(g)	any amendment to increase the maximum limit of the number of securities that may be issued to insiders of the Company within any one year period or issuable to insiders of the Company at any time under the stock option plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company;

(h)	any addition of provisions relating to a cashless exercise (other than a surrender of options for cash) that does not provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the stock option plan; and

(i)	any amendment to the amending provisions of the stock option plan.
     The following table sets out the number of securities authorized for issuance under the Company’s stock option plan as of December 31, 2007:

		Weighted-Average	Number of Securities Remaining
	Number of Securities to be Issued	Exercise Price of	Available for Future Issuance
	upon Exercise of Outstanding	Outstanding	under Equity Compensation Plans
	Options (A)	Options	(Excluding (A))
Equity compensation plans approved by	824,798 (2% of total issued and	$33.72	2,446,152 (7% of total issued
security holders – stock option plan	outstanding shares)		and outstanding shares)
Equity-based Compensation Awards Grant Policy
     The Company’s Board of Directors has adopted a Stock Option Granting Policy (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Company stock to the Named Executive Officers and other employees of the Company. Under the provisions of the Policy, only the Compensation Committee of the Company’s Board of Directors can authorize the granting of stock options to the Named Executive Officers and other executives of the Company.
     The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during black out periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant options to purchase up to 50,000 common shares of the Company per year to Company employees, provided no one individual is granted more than 15,000 options and provided options are not granted to employees at the Vice-President and above level.

     Option grants by the Chief Executive Officer must fall within the Company’s established trading windows. All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s Common Shares on the New York Stock Exchange on the date of grant.
Executive Long Term Incentive Plan
     The Company’s executive long term incentive plan (the “ELTIP”) encourages senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. Under the ELTIP, a participant may choose to contribute up to 100% of his performance bonus to the ELTIP and the administrator will use such contribution to purchase Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. The ELTIP does not involve any issuance of Common Shares from the Company, and the Common Shares so purchased are held by the administrator on behalf of the participant.
     Participants in the ELTIP are subject to share ownership guideline requirements depending on their level of seniority with the Company. Under such guidelines, participants are required to accumulate ownership of Common Shares held under the ELTIP with a minimum share value equal to a specified multiple of such person’s relevant base salary. The specified multiple for senior officers who are members of the Executive Council is three times the participant’s base salary, two times for participants who are Vice-Presidents (or equivalent) but not members of the Executive Council and one times base salary for participants who are Divisional Managers (or equivalent).
     ELTIP participants also agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). Under the ELTIP, the Company agrees to pay to participants an additional cash bonus award that equals the amount of their contributions under the ELTIP that year, subject to a maximum payment of U.S.$100,000 for the Named Executive Officers.
     The Company believes that this plan, together with the Share Ownership Guidelines adopted by the Company, will facilitate the alignment of the interests of the senior employees and officers of the Company with those of the Company’s shareholders by promoting ownership of Common Shares by senior employees and officers and rewarding the creation of shareholder value over the long term.
Termination of Employment, Changes in Responsibility and Employment Contracts
     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.
Composition of the Compensation Committee
     The Compensation Committee of the Company currently consists of Messrs. Cmolik, Murdoch and Pitoniak. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation). Mr. Cmolik does not intend to stand for re-election at the Meeting. The Board intends to appoint one of the other independent directors as the new Chair of the Compensation Committee following the Meeting.
Report on Executive Compensation
     The Company’s policy with respect to the compensation of the Chief Executive Officer, the other Named Executive Officers and other officers of the Company is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including long-term earnings growth and return on invested capital goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.

     The total compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and a bonus based on the financial performance of the Company. All Named Executive Officers also receive annual option grants in accordance with the Company’s stock option plan and are entitled to participate in the Company’s ELTIP. The imputed fair value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual.
     Base salary levels for the Named Executive Officers other than the Chief Executive Officer have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s individual performance and (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to those of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.
     In February 2007, the Committee retained the services of Mercer Consulting Ltd. (“Mercer”) to conduct a formal review of the Company’s executive compensation arrangements. Mercer concluded that the Company’s compensation programs were in line with comparable companies at that time and total cash compensation to the Named Executive Officers was considered slightly below the market median for similar positions. Apart from Mercer’s findings, the Committee in making its determination on executive compensation also took into consideration other factors and information, including, but not limited to, various individual and overall corporate performance reviews and other relevant indicators. The Company paid total fees of U.S.$39,000 to Mercer in 2007 to complete this engagement. There were no other fees paid to Mercer in 2007.
     The Chief Executive Officer’s base salary was determined after considering the salary levels of comparable executives with similar responsibilities and experience at a variety of companies, with particular emphasis on industrial equipment manufacturers and distributors. The Committee also sought advice from Mercer as outside advisor on the appropriate level of the Chief Executive Officer’s total compensation, including base salary. In determining the base salary and other compensation received by the Chief Executive Officer, the Committee took into consideration the individual performance of the Chief Executive Officer and the Company’s overall performance for the year, and completed a detailed assessment of these factors for presentation to the Board. These considerations included the Company’s net pre-tax earnings performance for the year measured against the earnings target set out below, the return on invested capital performance for the year, and the Chief Executive Officer’s achievement of strategic objectives as outlined in the Company’s strategic plan, as well as the achievement of various individual performance objectives.
     The aggregate executive bonus pool amount is linked directly to a formula that provides for specified increases in the bonus pool amount as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level established by the Compensation Committee and approved by the Board of Directors, and for accelerated increases in the bonus pool if adjusted pre-tax earnings exceed the target level. The pre-tax earnings target for purposes of the 2007 bonus calculation was $100.9 million. At that level, the bonus pool available to the participants in the executive bonus program (being vice-presidents and above) would have been equal to 50% of their combined base salaries. The amount of such bonuses is not subject to any minimum amount but is subject to a maximum of 150% of the combined base salaries of the participants.
     The actual allocation of bonus amounts to participants in the executive bonus pool is based on a process involving peer reviews and individual performance reviews of such executives by the Chief Executive Officer. A similar formula is used to calculate a portion of the Chief Executive Officer’s annual bonus award. The Compensation Committee undertook a formal evaluation process involving interviews with members of senior management and a review of performance targets and objectives of the Chief Executive Officer to determine the remainder of his bonus for 2007.
     The Chief Executive Officer and other Named Executive Officers, as well as all participants in the Company’s ELTIP, may choose to contribute up to 100% of their performance bonus to the ELTIP and the Company agrees to pay to participants an additional cash bonus award that equals the amount of their contributions under the ELTIP that year, subject to a maximum payment of U.S.$100,000 for the Named Executive Officers. Please refer to the “Executive Long Term Incentive Plan” section above. In addition, all the Named Executives are participants under the Company’s stock option plan and the Committee determines the entitlement of the Chief Executive Officer and the other Named Executive Officers every year based on corporate performance, individual officer performance and their level of responsibilities.

     The Committee regularly reviews the relative emphasis of each of the various components of compensation for senior executives referred to above to ensure that the structure of the Company’s executive compensation meets the desired results and objectives of the Company’s executive compensation philosophy and provides the appropriate level of reward for past performance and incentive for future work and development.
Report presented by:
C. Russell Cmolik (Chairman)
Robert W. Murdoch
Edward B. Pitoniak
Performance Graph
     The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from December 31, 2002 to December 31, 2007 (the Company’s most recent financial year end).

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007
Ritchie Bros. Auctioneers (RBA)	100	164	204	261	331	511

Russell 2000 Index	100	145	170	176	206	200

Directors and Senior Executives Liability Insurance and Indemnity Agreements
     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million annual protection against liability (less a deductible of U.S.$750,000 for securities claims and U.S.$250,000 for other claims) and U.S.$10 million of excess coverage for directors only. The annual premium paid by the Company in 2007 for this insurance was U.S.$254,000. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.
REPORT ON CORPORATE GOVERNANCE
     The Board of Directors and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.
     In June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect and replaced the TSX guidelines for effective corporate governance. The table below sets out disclosure requirements of Form 58-101F1 (as amended) under the Instrument and the Company’s corresponding corporate governance disclosure.
     In addition, any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.
     Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Company’s Board of Directors, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure
1. Board of Directors	Directors during 2007:

(a) Disclose the identity of directors who are independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	•	Charles E. Croft – independent;

	•	Robert W. Murdoch – independent;

	•	Edward B. Pitoniak – independent;

	•	Eric Patel – independent;

	•	Beverley A. Briscoe – independent;

	•	C. Russell Cmolik – independent – Mr. Cmolik retired from the position of President and COO of the Company in July 2002; however, he was deemed by the Board to be an independent director effective August 2005; and

	•	Peter J. Blake – non-independent director – Mr. Blake is an executive officer of the Company (CEO).

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

Mr. Cmolik beneficially owned approximately 7% of the outstanding Common Shares as of the date of this Information Circular.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Croft, Mr. Patel, Ms. Briscoe, Mr. Murdoch, Mr. Cmolik and Mr. Pitoniak to be independent as none of them has any material relationship with the Company. Mr. Cmolik served as President and COO of the Company until July 2002 and was considered independent effective August 2005. Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of

Disclosure Requirements under 58-101F1	Company Disclosure
the directors is independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to the disclosure on page 2.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors held seven meetings and several informal sessions in 2007 without management present. These meetings were chaired by Mr. Croft. Such meetings are scheduled regularly during the year, often immediately after the Board’s Audit Committee or Board meetings.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Mr. Croft was the Lead Director of the Board until November 30, 2006, when he became Chairman. The Company no longer has a Lead Director because Mr. Croft is an independent director. Mr. Croft is responsible for coordinating the activities of the independent directors and administering the Board’s relationship with management and the CEO. His role is to ensure greater independence of the Board from management and to act as a liaison between management and the Board.

Mr. Croft does not intend to stand for re-election at the Meeting. The Board intends to appoint Mr. Murdoch to the role of Chair, subject to his re-election at the Meeting.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to disclosure on page 4 for Board and Committee meeting attendance. The Board achieved an attendance record of 97% in 2007. Agenda and materials in relation to Board and Committee meetings are usually circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board mandate is available on the Company’s website (www.rbauction.com). The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

• the Canadian Business Corporations Act;

• the Company’s Articles of Amalgamation and By-laws;

• the Company’s Code of Business Conduct and Ethics;

• the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

• the Company’s Corporate Governance Guidelines; and

• other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process. During fiscal 2007, there were eight meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

The Board, through the Audit Committee, is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s underwritten business, ability to sustain and manage growth, reputation and industry. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board, through the Audit Committee,

Disclosure Requirements under 58-101F1	Company Disclosure
ensures that the Company adopts appropriate risk management policies.

The Board is responsible for choosing the CEO, appointing the Executive Officers and for monitoring their performance. The Nominating and Corporate Governance Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the CEO, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees.

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail (ir@rbauction.com) or calling a toll-free telephone number (1.800.663.8457). Shareholders are also able to contact directly the Chairman via email or telephone as described on page 3 of this Information Circular. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee regularly reports to the Audit Committee on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. The committee monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted a position description for the CEO and the Chairman. The charters of the Committees of the Board of Directors are considered to be position descriptions for the chairs of the committees. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

• review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and assist the Board in management’s strategic planning for the Company;

• carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board; and

• identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, in consultation of the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company’s orientation for directors involves meeting with the Chairman, as well as with senior management of the Company for an interactive introductory discussion about the Company, providing the directors with an opportunity to ask questions. New directors are also expected to attend a Company

Disclosure Requirements under 58-101F1	Company Disclosure
auction shortly after their appointment and are expected to attend at least one meeting of each Board committee during their first year.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense and at times, the Company also recommends appropriate courses and conferences and encourage directors to attend. For example, in 2007, a number of directors attended the NACD Director Professionalism Course at the expense of the Company. The Company also canvases the directors on an annual basis to determine what courses or training each of them has attended during the past year.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code.

(ii)   describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks confirmation of understanding of and adherence to the Code from all employees throughout the Company and directors.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure of the code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on and the business continues to be successful largely as a result of a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board. A summary of the Company’s strategy document was presented to all employees of the Company in 2007.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any areas where additional strength may be needed. When considering and identifying potential candidates for new directors, the Committee considers those areas where additional strength may be needed. The Nominating and Corporate Governance Committee also has adopted an assessment process for the Board and Committees.

The Board reviews its composition and size on a regular basis. The Board feels that the size of six to eight members is reasonable given the current size and complexity of the Company. In anticipation of certain existing directors contemplating retirement, the Board continues to identify suitable candidates for new directors. The Company believes that the directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members: Chair: Eric Patel

Members: Charles E. Croft and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

Disclosure Requirements under 58-101F1	Company Disclosure
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Report on Executive Compensation on page 11 and to the discussion of director compensation on page 4.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Board has appointed a compensation committee. This Committee has three members:

Chair: C. Russell Cmolik

Members: Edward B. Pitoniak and Robert W. Murdoch

The NYSE rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005. Mr. Cmolik does not intend to stand for re-election at the Meeting. The Board intends to appoint another independent director as Chair of the Compensation Committee following the Meeting.

This Committee met four times in 2007 and all members attended all meetings except one member missed one meeting.

The charter of the Compensation Committee can be found on the Company’s website.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Until 2008, the Compensation Committee reviewed directors’ and executive officers’ compensation on a regular basis. In 2007 the Committee engaged outside advisors to assist with its review. Starting in 2008, the Nominating and Corporate Governance Committee will review directors’ compensation on a regular basis. To make its recommendation on directors’ and executive officers’ compensation in 2007, the Compensation Committee took into account the types of compensation and the amounts paid to directors and officers of other comparable companies. Please see the “Report on Executive Compensation” on page 11 for further details. Please see “Compensation of Directors” on page 4 for information about the compensation received by the directors in 2007.

8. Other Board Committees	The Board has no other standing committees.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Board has an annual assessment process for the Board and its committees, including an individual board member self-evaluation process. The process is administered by the Nominating and Corporate Governance Committee, and involves self-evaluation and peer review components. The process considers Board and Committee performance relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board and Committee performance. The results of the annual assessment are shared with all Board members.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
     No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at February 29, 2008, according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there were 34,854,390 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on February 29, 2008 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on February 29, 2008 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
     To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company, other than certain institutional shareholders who have filed Schedule 13Gs with the United States Securities and Exchange Commission.
GENERAL PROXY INFORMATION
Appointment and Revocation of Proxies
     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.
     A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.
     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.
Voting of Shares Represented by Proxy
     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).
     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how such shareholder’s shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.
     If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the director candidates nominated by the Board and “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters
     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.
Validity of Proxy
     A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. If the proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Company to the shareholders. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc), then all those registered should sign the proxy. The form of proxy should be signed in the exact manner as the name appears on the proxy.
     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.
Deposit of Proxy
     In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
Non-registered Shareholders
     Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedures in the directions and instructions provided by or on behalf of the intermediary. For example, these non-registered shareholders can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.
     Only registered shareholders as of February 29, 2008 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.
     The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and, if necessary, revoke the relevant proxy.

ADDITIONAL INFORMATION
     The Company will provide to any person or company, upon request to the Corporate Secretary of the Company, a copy of: the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference; the Company’s consolidated comparative financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”); any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A; and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A, is available on the SEDAR website at www.sedar.com.
SHAREHOLDERS PROPOSALS
     Shareholder proposals to be considered at the 2009 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 15, 2008 to be included in the information circular and form of proxy for such Annual Meeting.
APPROVAL OF CIRCULAR
     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.
     Dated at Richmond, British Columbia, this 12th day of March, 2008.
By Order of the Board of Directors
/s/  Jeremy Black
Jeremy Black
Corporate Secretary

SCHEDULE A
to the
Information Circular of Ritchie Bros. Auctioneers Incorporated
Subdivision of Common Shares Without Par Value
BE IT RESOLVED AS A SPECIAL RESOLUTION that:
1. The articles of the Company be and are hereby amended to change the number of the issued and outstanding Common shares of the Company by subdividing each of the issued and outstanding Common shares without par value of the Company held by shareholders as of the record date of April 24, 2008 into three Common shares without par value (the “Subdivision”).
2. The authorized capital of the Company shall continue to consist of:
(a)	an unlimited number of Preferred Shares designated as Senior Preferred Shares, issuable in series;

(b)	an unlimited number of Preferred Shares designated as Junior Preferred Shares issuable in series; and

(c)	an unlimited number of Common shares (“Common Shares”).
3.	Notwithstanding that these resolutions have been duly passed by the shareholders of the Company, the directors of the Company may decide not to proceed with the amendment to the articles in respect of the subdivision of Common Shares without par value of the Company and may revoke these resolutions at any time prior to the resolutions in paragraphs 1 and 2 take effect, without further approval of the shareholders of the Company.
4.	The Corporate Secretary of the Company, subject to paragraph 3 of these resolutions, is hereby authorized to sign a certified copy of these resolutions and any other documents or instruments as he in his sole discretion deems necessary, under seal of the Company or otherwise, in order to implement and give effect to these resolutions and to comply with all applicable laws and requirements of applicable exchanges in respect of the Subdivision.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy – Annual and Special Meeting to be held on April 11, 2008
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 2:00 pm, Eastern Time, on April 9, 2008.

+ + The undersigned “Registered Shareholder” of Ritchie Bros. Auctioneers Incorporated (the “Company”) hereby appoints: Charles E. Croft, or failing this person, Peter J. Blake OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Ritchie Bros. Auctioneers Incorporated to be held at the River Rock Conference Centre, 8811 River Road, Richmond, British Columbia, V6X 3P8, on Friday April 11, 2008 at 11:00 Pacific Time and at any adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. Robert Waugh Murdoch 02. Peter James Blake 03. Eric Patel 04. Beverley Anne Briscoe 05. Edward Baltazar Pitoniak 06. Christopher Zimmerman Fold 2. Appointment of Auditors For Withhold Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. 3. Subdivision of Common Shares For Against Approval of a special resolution approving an amendment to the articles of amalgamation of the Company to subdivide the Company’s issued and outstanding common shares on a three-for-one (3 for 1) basis, the full text of which resolution is set out in Schedule “A” to the Information Circular of the Company dated March 21, 2008. Fold Authorized Signature(s) — This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Annual Report Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 036 6 88 AR 5 R B AQ +

RITCHIE BROS. AUCTIONEERS INCORPORATED
Request for Annual and Interim Financial Statements and MD&A
Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company that owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A unless the registered holder has waived the right to receive a copy in writing.
So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation at the following address:
RITCHIE BROS. AUCTIONEERS
Attention: Corporate Secretary
6500 River Road
Richmond, BC, Canada V6X 4G5
The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.
Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.
Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2008 and any other period prior to the Corporation sending a new request form in 2009 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2008. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.
A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.
************

(COMPLETE AND RETURN THIS FORM)
RETURN FORM
RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)
(Please mark the appropriate box with a “X”)
Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2008 and any subsequent quarters before a new Return Form is sent by the Corporation
Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2008 and MD&A for such statements	☐

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2008 and any subsequent quarters before a new Return Form is sent by the Corporation	☐
The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:

Address:

Signature:	Date:

Name and title of person signing if different from name above:

Name and address of broker or intermediary through which securities are held, if applicable:
FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.